Exhibit 99

Name:	Northwest Airlines, Inc.
Address:	2700 Lone Oak Parkway, Dept. A1180, Eagan, MN 55121
Designated Filer:	Northwest Airlines Corporation
Issuer & Tickler Symbol:	Orbitz, Inc. (ORBZ)
Date of Event:	November 11, 2004
Signature:	By: Michael L. Miller - Vice President, Law & Secretary
Date of Filing:	2004-11-15